Kenneth J. Rollins T: +1 858 550 6136 krollins@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

December 20, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Jeffrey P. Riedler, Assistant Director

Re:	Auspex Pharmaceuticals, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted November 21, 2013
CIK No. 0001454189

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Auspex Pharmaceuticals, Inc. (the “Company”), is a registration statement on Form S-1 (“Registration Statement”). The Registration Statement updates the Company’s confidential draft registration statement on Form S-1 (the “Confidential Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on November 21, 2013. The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 17, 2013 with respect to the Confidential Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staffs comment and respectfully advises the Staff that some of the exhibits not filed with the Confidential Draft Registration Statement are being filed with the attached Registration Statement. The Company will provide the remaining exhibits as promptly as possible.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

United States

December 20, 2013

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not currently intend to include any additional graphics or photographic material in the prospectus. If, following the date of this letter, the Company determines to include additional graphics or photographic material in the prospectus, it will provide proofs to the Staff prior to use.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company is supplementally providing the Staff with copies of written materials of the type referenced in the first sentence of the Staff’s comment. The Company respectfully advises the Staff that at present there are no research reports of the type referenced in the second sentence of the Staff’s comment. If, following the date of this letter, any such reports are published or distributed, the Company will supplementally provide such materials to the Staff.

Table of Contents, page i

4.	Please remove the sentence stating that “industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.” It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page i of the Registration Statement.

Prospectus Summary

Our Company, page 1

5.	Please define orphan diseases the first time this term is used, and state for which of the three indications, chorea associated with Huntington’s disease, tardive dyskinesia, or Tourette syndrome, you intend to apply for orphan designation for SD-809.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

United States

December 20, 2013

Response: The Company has revised the disclosure on pages 1 and 70 of the Registration Statement to add a brief definition of orphan diseases and state which of chorea associated with Huntington’s disease, tardive dyskinesia and Tourette syndrome are orphan diseases. The Company respectfully advises the staff that a more fulsome definition of orphan disease is included on page 94 of the Registration Statement but that it does not think a long explanation is necessary for investors to understand the context of the disclosure on pages 1 or 70 of the Registration Statement. Further, the Company respectfully advises the Staff that details regarding the Company’s intention to apply for orphan designation for SD-809 for various indications are set forth on page 85 of the Registration statement and specific information regarding the status of such designation for chorea associated with Huntington’s Disease is included on pages 16-17 and 85 of the Registration statement.

6.	Please revise your disclosure to define deuterium the first time this term is used.

Response: The Company respectfully advises the Staff that the first time the word “deuterium” is used in the Registration Statement is in the context of the use of “deuterium chemistry”. The sentence in which it first appears is immediately followed by a sentence that defines deuterium. The Company believes that this is the least-confusing way to introduce the concept as any attempt to include a definition of deuterium where the term “deuterium chemistry” is used would make the sentence more confusing and believes that the very next sentence sufficiently explains the concept for investors.

Additional Product Candidates, page 3

7.	Please clarify the clinical status of SD-560, SD 970, and SD-900. Additionally, please state if any of these products are in the preclinical phase.

Response: The Company has revised the disclosure on pages 3 and 71 of the Registration Statement.

Risk Factors

We may experience delays in the commencement or completion of our clinical trials . . . , page 14

8.	Please expand your disclosure to summarize the financial arrangements that you have with certain investigators and how this could impact the FDA’s review of your NDA.

Response: The Company respectfully advises the Staff that the only current financial arrangement with any investigator relates to an agreement by the Company to make a grant to such investigator’s institution and that this arrangement is included in the disclosure on page 15 of the registration statement. The Company has revised the disclosure on page 15 of the Registration statement to add disclosure regarding how the financial arrangements could impact the FDA’s review of its NDA and the potential effect on the Company’s business.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

United States

December 20, 2013

We may not obtain orphan drug designation for SD-809 . . . , page 16

9.	We note on page 17 that you do not intend to test SD-809 against Xenazine in your ongoing Phase 3 clinical trials, and on page 83 that you will not be able to make direct comparative claims regarding the safety and efficacy of SD-809 and tetrabenazine. Please explain on pages 16 and 82 how you intend to both present a plausible hypothesis of clinical superiority and demonstrate clinical superiority of SD-809 compared to Xenazine. Additionally, please clarify if you would need to demonstrate clinical superiority as compared to Xenazine to obtain orphan status after the period of market exclusivity related to Xenazine’s orphan drug status expires.

Response: The Company respectfully advises the staff that, as described in the disclosure on pages 16 and 85 of the Registration Statement, clinical superiority must be hypothesized for purposes of obtaining orphan drug designation and demonstrated for purposes of obtaining orphan drug exclusivity in the situation where orphan drug designation is sought for a drug that is the same drug as the already approved drug, and is for the same rare disease or condition as the previously approved drug. The clinical superiority requirement does not apply if the drugs are not the same drug; that is, is if the drugs contain different active moieties, as defined by the FDA. As further disclosed on page 16 of the Registration Statement, the Company does not believe that SD-809 is the same drug as tetrabenazine for orphan drug designation purposes because SD-809 and tetrabenazine contain different active moieties by virtue of the molecular differences created by replacing six of the hydrogens in tetrabenazine with deuterium in SD-809. The Company is engaged in a discussion with the FDA on this point. The Company has revised the disclosure on page 85 of the Registration Statement to include disclosure of this belief as well.

If we are unable to convince the FDA that SD-809 contains a different active moiety from that in tetrabenazine, we could nonetheless attempt to obtain orphan drug designation by providing a plausible hypothesis of the clinical superiority of SD-809 to tetrabenazine. We believe that we could provide additional information to the FDA to support such a plausible hypothesis. If SD-809 is designated on this basis, or if we are able to demonstrate the clinical superiority of SD-809 to tetrabenazine, we could obtain orphan drug exclusivity upon approval. For these reasons, head-to-head studies may not be necessary to either present a plausible hypothesis of or demonstrate the clinical superiority of SD-809 to tetrabenazine.

If we are not successful in attracting and retaining highly qualified personnel . . . , page 24

10.	Please revise your disclosure to discuss departures that may have affected your business.

Response: The Company respectfully advises the Staff that there have not been any departures that have materially affected its business, operations or prospects.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

United States

December 20, 2013

Use of Proceeds, page 43

11.	We note that you are planning to (i) initiate the First-HD and ARC-HD trials and then submit an NDA for SD-809 for the treatment of chorea in Huntington’s patients to the FDA in the fourth quarter of 2014, (ii) seek regulatory approval for SD-809 in foreign jurisdictions, (iii) initiate a Phase 2/3 efficacy clinical trial of SD-809 for the treatment of tardive dyskinesia, (iv) and initiate a Phase 1b clinical trial of SD-809 for the treatment of tics associated with Tourette syndrome. Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each of these uses, and expand your disclosure to identify the stage of each trial or regulatory process that you expect to reach using the allocated proceeds. Additionally, if you expect the proceeds will be used for clinical studies related to SD-560, SD-970, or SD-900, please make corresponding disclosures.

Response: The Company has revised the disclosure on page 43 of the Registration Statement to include the estimated amount of proceeds it intends to allocate for each of the ongoing or planned clinical trials for SD-809 and has revised the disclosure to indicate that it expects the proceeds to allow the company to reach completion of each of these ongoing and planned clinical trials. The Company respectfully advises the Staff that it does not plan to allocate any of the proceeds for regulatory approval for SD-809 in foreign jurisdictions and does not currently plan to allocate any of the proceeds to clinical trials related to SD-560, SD-970 or SD-900.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 52

12.	Please expand your disclosures to include the total costs incurred during each period presented and to date for each key research and development project.

Response: The Company has revised the disclosure on pages 52 and 53 of the Registration Statement. The Company respectfully advises the Staff that, prior to 2011, the Company did not track research and development expenses by program.

Stock-Based Compensation, page 54

13.	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the staff that the Company will provide quantitative and qualitative disclosures in a later amendment of the Registration Statement at such time as an estimated offering price has been determined.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

United States

December 20, 2013

Business, page 69

14.	Please amend your disclosure to describe the INDs submitted for SD-809 and SD-254 by indication and disclose when these INDs were filed and by whom.

Response: The Company respectfully advises the Staff that information regarding the IND for SD-809 is on page 78 of the Registration Statement. The Company respectfully advises the Staff that it did not file an IND for SD-254 because the completed clinical trials were conducted outside of the U.S. The Company does not believe that this information is material to investors such that it must be included in the business section overview on page 70 of the Registration Statement.

Intellectual Property and Exclusivity, page 85

15.	We note on page 1 that you refer to your deuterium technology. Please expand your disclosure to explain any specific or proprietary technology that you rely on to make these chemical modifications and any patents that cover this technology generally.

Response: The Company has revised the disclosure on page 1 of the Registration Statement to refer to the Company’s internal know-how relating the manufacture of deuterium-enriched pharmaceuticals. The Company respectfully advises the Staff that the general techniques for the preparation of deuterium-substituted compounds such as hydrogen-deuterium exchange and the incorporation of deuterium-containing synthetic building blocks are not subject to any third-party patents or patent applications that the Company is aware of. The Company does not have any patents or patent applications that cover generalized techniques for the synthesis of deuterium-containing compounds; however, where appropriate, the Company has filed patent applications that claim methods of manufacturing specific deuterated pharmaceuticals.

16.	We note on page 85 that your policy is to actively seek to protect your proprietary position in Canada. We also note your summary of your U.S. patent for SD-809 on page 86. Please provide similar information with respect to your Canadian patents.

Response: The Company has revised the disclosure on pages 87 and 88 of the Registration Statement to remove references to Canada. Additionally, the Company has removed references to Canada and New Zealand elsewhere in the Registration Statement. The Company respectfully advises the Staff that the Company believes that its proprietary positions in the U.S. and Europe are the most important to the Company. As such, the Company would like the U.S. and European patents to be the focus of specific disclosure in the Registration Statement. Patent positions in other countries, including Canada and New Zealand, are now aggregated and presented on a world-wide basis, excluding the U.S. and Europe.

17.	We note that you have other programs on page 84. Please expand your disclosure to provide a breakdown of your patents for your other programs that is similar to your disclosure for the patents covering SD-809.

Response: The Company has revised the disclosure on page 88 of the Registration Statement.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

United States

December 20, 2013

Executive and Director Compensation

Agreements with our Named Executive Officers, page 109

18.	Please clarify that the employment agreements with your named executive officers are “at will.”

Response: The Company has revised the disclosure on page 112 of the Registration Statement.

Principal Stockholders, page 127

19.	We note that Alex Zisson is a beneficial owner of TMP and has voting and investment power over the securities held by TMP. Please revise your disclosure to include the 224,098 shares of common stock issuable upon conversion of convertible preferred stock and 20,630 shares of common stock issuable upon the exercise of convertible preferred stock warrants, assuming the conversion of all outstanding warrants to purchase shares of your convertible preferred stock into warrants to purchase shares of our common stock held by TMP Nominee II, LLC, or TMPN II as shares beneficially owned by Alex Zisson. Additionally, please expand the footnote disclosure to clarify that these shares are included in Alex Zisson’s beneficial ownership.

Response: The Company has revised the disclosure on page 134 of the Registration Statement.

Shares Eligible for Future Sale, page 135

20.	Once available please file copies of each of the lock-up agreements.

Response: The Company respectfully advises the Staff that the form of lock-up agreement will be filed as an exhibit to the Underwriting Agreement to be filed as Exhibit 1.1 with a subsequent amendment to the Registration Statement.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6136. Thank you.

Sincerely,

/s/ Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

United States

December 20, 2013

Kenneth J. Rollins, Esq.

cc:	Pratik Shah, Ph.D.

Frederick T. Muto, Esq., Cooley LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM